Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: August 12, 2021

Analyst Day Presentation August 12, 2021

Disclaimer This presentation (the “Presentation”) is being made in connection with a potential transaction Forward-Looking Statements herein; (f) the ability to recognize the anticipated bene?ts of the proposed business combination, (the “Business Combination”) between Sonder Holdings Inc. (“Sonder”) and Gores Metropoulos This Presentation contains “forward-looking statements” within the meaning of the Private which may be affected by, among other things, competition, the ability of the combined II, Inc. (“GM II”). Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, company to grow and manage growth pro?tably, maintain relationships with customers and statements about forecasted future financial and operating results (including Sonder’s outlook for suppliers and retain its management and key employees; (g) costs related to the proposed No O?er or Solicitation Total Revenue for the year ended December 31, 2021), revenue growth, growth in total unit business combination; (h) changes in applicable laws or regulations, including legal or regulatory This Presentation is for informational purposes only and is neither an offer to sell or purchase, nor portfolio, plans, objectives, expectations and intentions with respect to future operations, developments (such as the SEC’s statement on accounting and reporting considerations for a solicitation of an offer to sell, buy or subscribe for any securities in any jurisdiction, nor is it a products and services, planned openings, expected unit contractings; and other statements warrants in special purpose acquisition companies); (i) the possibility that Sonder may be solicitation of any vote relating to the potential Business Combination or otherwise in any identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” adversely affected by other economic, business and/or competitive factors; (j) risks related to the jurisdiction. “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These impact of the COVID-19 pandemic, including the resurgence of the Delta variant of COVID-19 forward-looking statements include, but are not limited to, statements regarding Sonder’s and potential governmental and other restrictions (including travel restrictions) resulting No Representations and Warranties industry and market size, future opportunities for Sonder’s business and its estimated future therefrom; and (k) other risks and uncertainties described in the final proxy This Presentation has been prepared to assist interested parties in making their own evaluation results and regarding the potential Business Combination, including implied enterprise value, the statement/prospectus/consent solicitation statement, including those under the heading “Risk with respect to a potential investment in GM II relating to the potential Business Combination and expected post-closing ownership structure and the likelihood and ability of the parties to Factors” therein, and other documents filed by GMII from time to time with the SEC. Sonder’s full for no other purpose. Sonder and GM II assume no obligation to update or keep current the successfully consummate the potential Business Combination. year 2021 Total Revenue may differ materially from the outlook provided in this Presentation, information contained in this Presentation, to remove any outdated information or to expressly which is not a comprehensive statement of Sonder’s financial results. Other unknown or mark it as being outdated. No securities commission or securities regulatory authority or other Such forward-looking statements are based upon the current beliefs and expectations of the unpredictable factors or factors currently considered immaterial also could have an adverse regulatory body or authority in the United States or any other jurisdiction has in any way passed management of each of Sonder and GM II and are inherently subject to significant business, effect on Sonder’s actual results. Consequently, there can be no assurance that the actual upon the merits of, or the accuracy and adequacy of, any of the information contained in this economic and competitive uncertainties and contingencies, many of which are difficult to predict results or developments anticipated in this Presentation will be realized or, even if substantially Presentation. This Presentation does not purport to contain all of the information that may be and generally beyond the control of the parties. realized, that they will have the expected consequences to, or effects on, Sonder. required to evaluate an investment relating to the potential Business Combination, and any All information set forth herein speaks only as of the date hereof in the case of information about recipient should conduct its own independent analysis of Sonder and GM II and the data Actual results, performance or achievements may differ materially, and potentially adversely, from Sonder and GM II or the date of such information in the case of information from persons other contained or referred to in this Presentation. You should not construe the contents of this any projections and forward-looking statements and the assumptions on which those than Sonder or GM II, and Sonder and GM II expressly disclaim any intention or obligation to Presentation as legal, accounting, business or tax advice and you should consult your own forward-looking statements are based. There can be no assurance that the data contained update any forward looking statements as a result of developments occurring after the date of professional advisors as to the legal, accounting, business, tax, financial and other matters herein is reflective of future performance to any degree. You are cautioned not to place undue this Presentation. Annualized, pro forma, projected and estimated numbers are used for contained herein. No representation or warranty, express or implied, is or will be given by Sonder reliance on forward-looking statements as a predictor of future performance as projected illustrative purpose only, are not forecasts and may not reflect actual results. or GM II or any of their respective affiliates, directors, officers, employees or advisers or any other financial information, cost savings and other information are based on estimates and person as to the accuracy or completeness of the information in this Presentation (including as to assumptions. The forward-looking statements are subject to various risks, uncertainties and Note: Francis Davidson, Sonder’s Founder and CEO, plans to sell a small portion of his shares to the accuracy or reasonableness of statements, estimates, targets, projections, assumptions or other factors, many of which are beyond our control, including those described in the “Risk a PIPE investor in a private transaction wholly separate from the transactions contemplated judgments) or any other written, oral or other communications transmitted or otherwise made Factors” section of the registration statement on Form S-4 that includes a preliminary proxy hereby, the proceeds of which will be used to repay a portion of an outstanding loan issued by available to any party in the course of its evaluation of the potential Business Combination. None statement, prospectus and consent solicitation statement with respect to GM II’s securities to be Sonder for the purpose of early exercise of stock options. of Sonder, GM II or their respective affiliates or any of their respective directors, officers, issued in connection with the proposed Business Combination and other documents filed by employees or advisers give any express or implied warranties, including, but not limited to, any GM II from time to time with the SEC. There may be additional risks that neither Sonder nor GM warranties of merchantability or fitness for a particular purpose or use, and they expressly II currently know or that Sonder and GM II currently believe are immaterial that could also cause Industry and Market Data disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, actual results of Sonder to di?er from those contained in the forward-looking statements. These The information contained herein also includes information provided by third parties. Any punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) estimates or projections contained herein involve elements of subjective judgment and analysis income or pro?ts and opportunity costs) in connection with the use of the information herein. the occurrence of any event, change or other circumstances that could give rise to the that may or may not prove to be accurate. None of Sonder, GM II, their respective a?liates or termination of the Merger Agreement and the proposed business combination contemplated any of their respective directors, o?cers, employees or advisers or any third parties that provide Forecast and Illustrative Scenarios thereby; (b) the inability to complete the proposed business combination due to the failure to information to Sonder, GM II or their respective affiliates or any of their respective directors, This Presentation contains information with respect to Sonder’s projected results. This forecast is obtain approval of the stockholders of GMII or other conditions to closing in the Merger officers, employees or advisers, such as market research firms, guarantee the accuracy, based on currently available information and Sonder estimates. Neither Sonder nor its Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the completeness, timeliness or availability of any information or are responsible for any errors or independent auditors audited, reviewed, compiled, or performed any procedures with respect to proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use either information for the purpose of its inclusion in this Presentation, and accordingly, neither of proposed business combination disrupts current plans and operations of Sonder or its of such content. Sonder and GM II may have supplemented this information where necessary them expressed an opinion or provided any other form of assurance with respect thereto for the subsidiaries as a result of the announcement and consummation of the transactions described with information from discussions with Sonder’s customers and Sonder’s own internal estimates, purpose of this Presentation. Sonder does not undertake any commitment to update or revise taking into account publicly available information about other industry participants and Sonder’s any such information, whether as a result of new information, future events or otherwise. The management’s best view as to information that is not publicly available. assumptions and estimates underlying the above-referenced information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such information. See “Forward-Looking Statements” above. 2

Disclaimer (continued) Non-GAAP Financial Measures Key Metrics Additional Information and Where to Find It This Presentation includes certain non-GAAP financial measures that Sonder’s management This Presentation includes certain non-GAAP financial measures and key metrics that Sonder’s Additional information about the proposed Business Combination among Sonder, GM II and uses to evaluate Sonder’s operations, measure its performance and make strategic decisions. management uses to evaluate Sonder’s operations, measure its performance and make certain subsidiaries of GM II, including a copy of the Merger Agreement, are provided in a The non-GAAP financial measures used in this Presentation are Adjusted Gross (Loss) Profit, strategic decisions. The key metrics used in this Presentation are Live Units, Bookable Nights, Current Report on Form 8-K which was filed by GM II with the SEC and is available at Property Level Costs (PLC), Property Level (Loss) Profit (PLL or PLP) and Adjusted EBITDA. Average Daily Rate (ADR) and Revenue per Available Room (RevPAR). www.sec.gov. In connection with the proposed business combination, GM II filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy Adjusted Gross (Loss) Profit is defined as GAAP gross profit (loss) impacted by the GAAP rent to Live Units are defined as units which are available for guest bookings on Sonder.com, the statement, prospectus and consent solicitation statement with respect to GM II’s securities to Landlord Payment adjustment, expressed in U.S. dollars. GAAP gross profit (loss) is calculated Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is be issued in connection with the proposed Business Combination. The Registration Statement is as Revenue less cost of revenue (excluding depreciation and amortization). able to generate revenue from these units. not yet effective. The Registration Statement, including the proxy statement / prospectus / consent solicitation statement contained therein, when it is declared effective by the SEC, will PLC is defined as the variable costs directly associated with each of Sonder’s buildings, Bookable Nights represent the total number of nights available for stays across all Live Units. contain important information about the proposed Business Combination and the other matters expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies This excludes nights lost to full building closures greater than 30 nights. to be voted upon at a meeting of GM II’s stockholders to be held to approve the proposed (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and business combination and other matters (the “Special Meeting”) and is not intended to provide (v) utilities & insurance costs. Average Daily Rate (ADR) represents the average revenue earned per night occupied, and the basis for any investment decision or any other decision in respect of such matters. GM II is calculated by dividing revenue by Occupied Nights, expressed in U.S. dollars. may also ?le other documents regarding the proposed Business Combination with the SEC. GM PLL or PLP is de?ned as GAAP gross pro?t or loss (i) impacted by the GAAP rent to Landlord II stockholders and other interested persons are advised to read, when available, the Registration Payment adjustment, and (ii) less Property Level Costs, expressed in U.S. dollars. Revenue per Available Room (RevPAR) represents the average revenue earned per available Statement and the proxy statement/prospectus/consent solicitation statement, as well as any night, and is calculated either by dividing revenue by Bookable Nights, or by multiplying Average amendments or supplements thereto, because they will contain important information about the Adjusted EBITDA is de?ned as GAAP pro?t or loss from operations (i) impacted by the GAAP Daily Rate by Occupancy Rate, expressed in U.S. dollars. proposed business combination. rent to Landlord Payment adjustment and (ii) excluding the impact of depreciation, stock-based compensation, COVID-19 pandemic related o?boardings/other (costs associated with dropping Trademarks and Trade Names When available, the definitive proxy statement/prospectus/consent solicitation statement will be units at the beginning of the COVID-19 pandemic), and cash payments from real estate owners Sonder and GM II and their respective affiliates own or have rights to various trademarks, service mailed to GM II stockholders as of a record date to be established for voting on the proposed received for capital expenditure financing, expressed in U.S. dollars. marks and trade names that they use in connection with the operation of their respective business combination and the other matters to be voted upon at the Special Meeting. Investors businesses. This Presentation also contains trademarks, service marks and trade names of third and securityholders will also be able to obtain copies of the definitive proxy statement/ Sonder and GM II believe that such non-GAAP financial measures provide useful information to parties, which are the property of their respective owners. “Sonder” and the Sonder logo are prospectus/consent solicitation statement and all other relevant documents filed or that will be investors and others in understanding and evaluating Sonder’s operating results in the same registered and unregistered trademarks of Sonder Canada Inc. in the United States and other filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by manner as Sonder management. However, such financial measures are not calculated in jurisdictions. The use or display of third parties’ trademarks, service marks, trade names or directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, accordance with GAAP and should not be considered as a substitute for revenue, net income, products in this Presentation is not intended in, and does not imply, a relationship with Sonder, or by contacting Morrow Sodali LLC, GM II’s proxy solicitor, for help, toll-free at (800) 662-5200 operating profit, or any other operating performance measure calculated in accordance with GM II or any of their affiliates, or an endorsement or sponsorship by or of Sonder, GM II or such (banks and brokers can call collect at (203) 658-9400). GAAP. Using any such financial measure to analyze Sonder’s business would have material affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in limitations because the calculations are based on the subjective determination of management this Presentation may appear without the ®, TM or SM symbols, but such references are not The information in this Presentation has not been reviewed by the SEC and certain information, regarding the nature and classification of events and circumstances that investors may find intended to indicate, in any way, that Sonder, GM II, their affiliates or any third parties whose such as the financial measures referenced above, may not comply in certain respects with SEC significant. In addition, although other companies in Sonder’s industry may report measures trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rules. The Registration Statement GM II filed in connection with the proposed Business titled EBITDA or similar measures, such financial measures may be calculated differently from rights or the right of the applicable licensor in these trademarks, service marks and trade names. Combination may differ from this Presentation in order to comply with SEC rules, and how Sonder calculates such financial measures, which reduces their overall usefulness as supersedes the information included in this Presentation. comparative measures. Because of these limitations, you should consider these non-GAAP Financial Information ?nancial measures alongside other ?nancial performance measures, including net income and Financial information provided herein for ?scal years 2019 and 2020 are audited. Financial Participants in Solicitation other financial results, presented in accordance with GAAP. information provided herein for the quarter ended March 31, 2021 and the quarter ended June GM II, Sonder and their respective directors and officers may be deemed participants in the 30, 2021 are unaudited. solicitation of proxies of GM II stockholders in connection with the proposed Business Combination. GM II stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GM II in GM II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding section. 3

Agenda and Today's Speakers

1 Overview (9:00 - 9:30am)
Francis Davidson, Co-Founder & CEO

2 Guests & Experience (9:30 - 9:50am)
Francis Davidson, Co-Founder & CEO
Satyen Pandya, CTO

3 Supply Growth (9:50 - 10:20am)
Martin Picard, Co-Founder & Global Head of Real Estate

Break

4 Demand Generation (10:30 - 10:50am)
Shruti Challa, VP of Revenue

5 Operations (10:50 - 11:10am)
Deeksha Hebbar, VP of Operations
Satyen Pandya, CTO

6 Future (11:10 - 11:20am)
Francis Davidson, Co-Founder & CEO

7 Q2 Results and Raised 2021 Outlook (11:20 - 11:35am)
Sanjay Banker, President & CFO

8 Financial Overview (11:35am - 12:00pm)
Sanjay Banker, President & CFO


Francis Davidson
Co-Founder & CEO


Sanjay Banker
President & CFO


Satyen Pandya
CTO


Martin Picard
Co-Founder & Global Head of Real Estate


Shruti Challa
Vice President of Revenue


Deeksha Hebbar
Vice President of Operations

Sonder

Note: All times represent PST.

4

Overview Francis Davidson Co-Founder & CEO 5 Back Hill, London

Overview Francis’ first sublet apartment Plateau Mont-Royal 6

Overview Revolutionizing hospitality through design and technology, to make a world of better stays open to all 7

Overview Sonder is building the hospitality brand of tomorrow. 1950s Big box chains Introduced brands to consumers 2000s P2P marketplaces Applied technology only to connect guests and listings Tomorrow Leveraging technology and design across the entire value chain to create a 21st century brand 8

Overview

...and this is *our* moment

Tech-driven platform	~50% Operating cost reduction[1]	100% Digital, mobile first service
Design-forward experience loved by our guests	70%+ Customer Satisfaction (CSAT) scores	350+ Extraordinary properties[2]
Enormous market opportunity	$809B+ Global lodging market[3]	<2.0% Share in current markets by 2025[4]
Strong value proposition to real estate partners	Lower costs, faster lease-up, better ROI	Alleviate management responsibilities
Rapid growth and proven unit economics	103% Revenue CAGR[5]	3 Month Avg. estimated payback period[6]
COVID outperformance	1.4x RevPAR outperformance[7]	1.5x Occupancy outperformance[7]
Record breaking Q2 '21 performance	151% / 50% YoY and QoQ Revenue growth	$47M+ Q2 Revenue - all-time high


Jackwill Flats, San Diego

Note: Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted. (1) Versus traditional hotel operating costs. (2) Includes currently live and contracted properties as of 6/30/2021. (3) Source: Euromonitor. (4) Reflects cumulative U.S. apartment and global hotel market share of units contracted by Sonder from 2021E - 2025E. Further penetration detail on page 32. (5) 2020A-2025E GAAP Revenue CAGR. (6) Based on late stage pipeline deals in lease negotiation and LOI as of 12/31/2020. Payback period defined as the forecasted number of months it takes for a deal's cumulative cash flow to turn positive based on Sonder's internal underwriting process. (7) Per STR (a globally recognized resource for market data on the worldwide hospitality industry), average for the three months ending 6/30/2021. Outperformance indexed to STR traditional hotels index, which represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR based on each hotel brand's Average Daily Rate for prior years. RevPAR (Revenue per Available Room) represents the average revenue earned per available night, and is calculated either by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights), or by multiplying Average Daily Rate by Occupancy Rate. Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is able to generate revenue from these units.

Sonder

9

Overview We achieved record Revenue in Q2 2021 and are raising our full year 2021 Revenue outlook to re?ect the dramatic increase in leisure travel demand Revenue ($M) Live Units Q2 Revenue On pace for Raised 2021 +151% YoY 80%+ Revenue Outlook YoY Live Unit +50% QoQ Growth by EOY $180M-$190M (+4%-10% vs. initial outlook1) Note: Live Units are de?ned as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is able to generate revenue from these units. (1) Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted. 10

Overview Today, travelers are forced to choose among three ?awed options. Boutique Hotels Big Box Hotels Short Term Rentals Expensive Boring Unpredictable 11

Overview …but we see no Witherspoon, Philadelphia reason to Consistent, high quality compromise City Park Hall, NYC Back Hill, London Exceptional design Compelling value 12

Overview Our design-led, tech-enabled experience drives exceptional value to both guests and real estate owners platform manages the end-to-end guest experience Guests Real estate owners Tech-centric Design-led Compelling economics Higher quality Hands-o? management Lower cost Credentialed partner Flatiron, NYC 13

Overview Global lodging market $222B Global luxury and upscale hotel spend in 2019 Our long term goal is to become the $809B leading brand within Total addressable the massive, $800B+ global lodging $495B market in 2019 addressable lodging Untapped lodging markets market $91B Global short-term rental market in 2019 Source: Euromonitor Note: The untapped lodging markets are primarily comprised of mid-market and budget hotels, as well as the long-tail lodging options globally such as smaller, unrated hotels and hostels/inns/lodges. 14

Overview Highly favorable macro tailwinds and evolving consumer demands are expected to drive our continued outperformance versus traditional hospitality Increasing travel demand 2.2x Increase in global travelers 1999—20191 Wide acceptance of 50% Short-Term Rentals Increase in short-term rental stays2 White space for disruption Existing hospitality players that have 0 disrupted the full accommodations experience from booking to checkout3 Rise of Digital Nomads 31% of all workers worldwide will be remote in 2022, up 14% from 20194 Popularity of branded hospitality 79% of respondents indicated brand experience is equally as important as the product5 Source: Skift, Khoros, Gartner (1) Based on Skift estimates, there were 588M global travelers in 1999 growing to 1,300M in 2019. (2) Based on Skift data from March 2020 to December 2020, the percentage of leisure guests choosing to stay in a hotel declined from 50% to 41%, while short-term rentals increased by approximately 50% (from 6% to 9%). (3) Currently, technology has been only been infused into the transactional portion of hospitality (such as bookings and payments). (4) Gartner report as of June 2021. (5) According to Khoros’ study on consumer happiness, 79% of respondents indicated brand experience is as important as the product or services those brands offer. 15

Overview 5 1 Faster Supply, Revenue & Investments PLP1 Growth in Tech The Sonder ?ywheel underscores our rapid growth as we transform 4 2 the industry Improved Deal Terms and Conversion Better Guest Rates on Better Experience & Cost Supply Structure 3 Better Unit Economics & Brand (1) Property Level Profit (Loss) (PLP or PLL) is a non-GAAP financial measure that Sonder defines as GAAP gross profit (loss) (i) impacted by the GAAP rent to Landlord Payment adjustment, and (ii) less Property Level Costs, expressed in U.S. dollars. Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as variable costs directly associated with each of Sonder’s buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. 16

Overview

Our high performance executive team combines deep technology, operations and hospitality experience



Francis Davidson
Co-Founder & CEO
Sonder



Sanjay Banker
President & CFO
TPG



Martin Picard
Co-Founder & Global Head of RE
Deloitte.



Satyen Pandya
CTO
amazon



Phil Rothenberg
General Counsel
TESLA



Melika Carroll
VP of Corporate Affairs
salesforce



Shruti Challa
VP of Revenue
Booking.com



Nicolas Chammas
VP of Strategic Finance
AKKR



Arthur Chang
VP & Chief of Staff
starwood



Deeksha Hebbar
VP of Operations
McKinsey & Company



Christian Hempell
VP of Market Operations North America
IHG



Gregg Hurley
VP of Real Estate Development
lululemon athletica



Nicole LaFlamme
VP of Human Resources
MGM RESORTS



Harsh Mehta
VP of EMEA
amazon



Ritesh Patel
VP & Controller
FORESCOUT



Kristen Richter
VP of Sales
RADISSON HOTELS

Select Investors

- ATREIDES MANAGEMENT
- BEZOS EXPEDITIONS
- Fidelity Investments
- GREENOAKS
- greylockpartners.
- inovia
- SPARK CAPITAL
- tao
- THAYER VENTURES
- WESTCAP
- Wilson Family
- VALOR EQUITY PARTNERS

Sonder

17

Guests & Experience Francis Davidson Satyen Pandya Co-Founder & CEO CTO 18

Guests & Experience The majority of our guests are: Leisure Traveler1 Domestic2 Under 50 Favorable guest 80% 84% 74% demographics, even prior to COVID, are expected to drive outperformance as we continue through the recovery and broaden our reach 1 night to 30+ Leisure travelers & Digital nomads & night stays families young professionals Note: Metrics as of February 2020 as a proxy for pandemic. (1) Based on February 2020 Guest survey; special occasion categorized as leisure travel for graphical purposes. (2) Represents % of guests in Sonder North America properties (i.e., 84% of guests at North American Sonder properties traveled from North America). 19

Guests & Experience Americans are ready to travel. .and they 6 in 10 want to Americans 62% experience the are interested in being a Digital Nomad “digital nomad” or working remotely on a long term trip. Life With interest higher among younger adults aged 18-34 74% Jumeirah Beach, Dubai Source: Ipsos Note: Survey conducted by Ipsos on behalf of Sonder between July 6-8 2021 among 2,009 American adults, with the sample balanced to be representative of the general population based upon region, gender, age, and household income data from the U.S. Census Bureau.The selected individuals receive a customized e-mail inviting them to participate. Results have a credibility interval of 2.5 percentage points. 20

Guests & Experience

Whether you need a Sonder for a night, a week, or over a month, we have built an experience our guests love

70%+ CSAT[1]


Montreal

The Richmond

82% 5/5 | 60+ Reviews

"Brand new building in a trendy neighbourhood, surrounded by good restaurants and amazing cafeterias. The apartment was super clean and comfortable. I'd definitely recommend this place! We'll be booking again when we're back in MTL." -*Bianca*


Dubai

Marina Suites

78% 5/5 | 240+ Reviews

"The room was superb. [There was] privacy even if travelling with friends or family. [Location is] right by the Marina. Superb." -*Stephen*


Philadelphia

The Heid

75% 5/5 | 80+ Reviews

"The ambiance, the space, the location were all on point. Loved the records and the record player. It was super convenient to check-in and check-out." -*Melinda*


Boston

The Pierce

86% 5/5 | 50+ Reviews

"We had the most fantastic experience staying with Sonder. The views from rooms were amazing. Very modern apartments that looked exactly as they did on the photos. We have family in Boston and will definitely be recommending to anyone that comes out to visit." -*Carole*

Note: CSAT/Customer Satisfaction defined as % of guests surveyed who rated Sonder as a 5 on a scale of 1 (lowest) to 5 (highest). Data reflective of pre-COVID-19 pandemic time period, as of February 2020. (1) Inclusive of buildings with greater than 25 reviews within February 2020.

Sonder

21

Guests & Experience Our technology powers the entire guest journey, from booking through checkout 1 3 5 6 Search, Discovery One-Touch Wi? Customer Check-out & Booking Wi? and other amenities Service Guest survey and Easy, intuitive browsing may be accessed and On Demand refer-a-friend promo with frictionless booked on mobile codes Service requests and reservations issue reporting 22

23

Supply Growth Martin Picard Co-Founder & Global Head of Real Estate 24

Supply Growth

We have global scale with 350+ properties across 39 markets & a proven expansion playbook



5.5K+
Live Units

~15K
Total Portfolio[1]

~5x
Size of largest direct competitor[2]

● Live ● 2021 Planned Openings[3]

Americas

Atlanta	Dallas	Los Angeles	Montreal	Orlando	San Antonio	Seattle
Austin	Denver	Mexico City	Nashville	Palm Springs	San Diego	Toronto
Boston	Detroit	Miami	New Orleans	Philadelphia	San Francisco	Vancouver
Chicago	Houston	Minneapolis	New York City	Phoenix	Savannah	Washington D.C.

Europe & Other International

Amsterdam	Dublin	London
Barcelona	Edinburgh	Madrid
Dubai	Glasgow	Paris
		Rome

Sonder

Note: As of June 30, 2021
(1) Total Portfolio represents Live Units plus Contracted Units. This includes any unit that has a signed real estate contract, regardless of whether or not the unit is available for guests to book. This excludes any units that have been dropped (i.e., the lease was terminated or allowed to expire). (2) Defined as short term rental operators. Comparison includes Live Units only. (3) 2021 Planned Openings only includes markets with contracted units expected to go live in 2021.

25

Supply Growth

We offer properties curated and operated by Sonder, from apartment developments to modernized hotels...

Apartment developments[1]


17 West
Miami


Marina
Dubai


Museum District
Philadelphia


Essex
Chicago

Modernized hotels


Casa Luz
Barcelona


Flatiron
New York


Chelsea Green
London


Atala
Paris

Sonder

(1) Defined as commercial or mixed use apartment developments.

26

Supply Growth Artist Lofts, New Orleans Flatiron Hotel, NYC .and we deliver a unique value Apartment developers Hotel owners proposition to our real estate partners Eliminate 12-24 month Technology, design & lease-ups brand-driven revenue Faster construction loan pay down Best-in-class operating margins Cash ?ow advantage driven by No management or daily Sonder’s operating efficiency operational responsibilities 27

Supply Growth We are actively shifting our portfolio away from ?xed lease and towards more liability-light mixed lease and revenue share deals. Typical deal structures Fixed Lease Mixed Lease Revenue Share Sonder pays ?xed monthly rent Combination of lower ?xed Sonder pays ?xed % of amount (majority of historical monthly rent + capped revenue deals) revenue share Liability Light 28

Supply Growth

...and are achieving more attractive terms for Sonder than ever before

- 5-7 years initial term with renewals at Sonder's option
- Upfront rent abatements
- Downside protections (recession relief, force majeure, mark-to-market, regulatory change clauses)

	Pre-COVID	Post-COVID
Business Model	~100% Fixed leases	Flexible Contract structure (Fixed lease, Rev. share, Mixed leases)
Capital Light	<15% Owner-funded CapEx	~90% Owner-funded CapEx
Unit Economics	14% / $7K Avg. PLP % / $ per Unit per Year[1] (before revenue and cost improvement initiatives)	22%+ / $13K Avg. PLP % / $ per Unit per Year[1] (before revenue and cost improvement initiatives)
Competitive Leadership	3 Direct scaled competitors[2]	0 Direct scaled competitors[2]

Note: "Pre-COVID" reflects units contracted before Q2 2020. "Post-COVID" reflects units contracted during Q4 2020.
(1) Property Level Profit (Loss) (PLP or PLL) is a non-GAAP financial measure that Sonder defines as GAAP gross profit (loss) (i) impacted by the GAAP rent to Landlord Payment adjustment, and (ii) less Property Level Costs, expressed in U.S. dollars. Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as variable costs directly associated with each of Sonder's buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. (2) Defined as venture-backed short-term rental operators who have raised at least $100M.

Sonder

29

Supply Growth We’ve written the playbook for efficiently identifying, signing and taking new buildings Opening Market Identi?cation Target Identi?cation Transaction Process Lead Time Period • Apartment: • Furniture 1-3 Yrs. • Painting • Hotel: <1 Yr. • Photography • Demand 1. Brand Review Committee • Local networks • Supply availability 2. Underwriting • • Databases & listings Regulations 3. Financial Review Live • Unit economics • Targeted marketing • Brand value Committee • Repeat partnerships 4. Final Diligence Review • Synergies Building Taken Over Building Signed Note: Lead Time represents the length of time between the Contracted Date and the Takeover Date. This is the period during which Sonder does not pay rent and does not generate revenue, but has a contractual commitment from the real estate owner(s) that Sonder will receive the keys for the building once it is ready. Opening period represents the period of time between the Takeover Date and the Live Date, representing the time it takes Sonder to complete building onboarding (e.g., moving in furniture, staging / photographing units for listing). This is the period in which Sonder is paying rent (or utilizing prenegotiated abatement) but is not yet able to generate revenue from the building. 30

Supply Growth

We have significant whitespace within the apartment and hotel markets

3.5M

New apartment units in Sonder's current US markets from 2021E - 2025E[1]

0.8%

Cumulative apartment market share of units **contracted by Sonder** in Sonder's current US markets from 2021E - 2025E


US Apartment Units
Global Hotel Units

2.2M

Total hotel units in Sonder's current global markets by EOY 2025[2]

1.8%

Cumulative hotel market share of units **contracted by Sonder** in Sonder's current global markets from 2021E - 2025E

Source: STR, YardiMatrix
(1) Reflects ~700K new apartment units annually from 2021 through 2025.
(2) Reflects existing and pipeline hotel keys for Midscale through Upper Upscale. STR (a globally recognized resource for market data on the worldwide hospitality industry) defines chain scale segments, including the Upper Upscale and Midscale designation according to actual average room rates.

Sonder

31

Supply Growth

Our powerful supply growth engine is expected to drive rapid live unit growth...

Ending Live Units & Contracted Units

Forecast assumes conservative unit signing cadence

~900 < 1,100+

Forecasted average units signed per month 2021E - 2022E

Achieved average units signed per month in Q4 2019


Live Units
Contracted Units
~15K
Total Portfolio as of 6/30/21
Portfolio rebalancing[1]
4K
3K
2K
2018A
13K
8K
5K
2019A
12K
7K
4K
2020A
18K
10K
8K
2021E
32K
13K
19K
2022E
52K
17K
35K
2023E
76K
21K
56K
2024E
102K
25K
77K
2025E

Note: Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is able to generate revenue from these units. Contracted Units are defined as Units which have signed real estate contracts, but are not yet available for guests to book. Sonder is not yet able to generate revenue from these units. Live Units plus Contracted Units may not add up precisely to Total Portfolio figures due to rounding. (1) ~4K units dropped from Total Portfolio (Live and Contracted) in 2020, ~30% of January 2020 Total Portfolio.

Sonder 32

Supply Growth …and recent developments give us increased confidence in our ability to achieve 2021 signing targets Pipeline growth 2x Q4 2020 to Q2 20211 Increase in Real Estate team 30% productivity Q4 2019 to Q2 20212 3K Total Portfolio growth Q4 2020 to Q2 2021 (1) Based on late stage pipeline deals in lease negotiation and LOI. (2) Real Estate productivity de?ned as the number of units signed per Business Development professional (BD) within a Casa Tonalá, México City given quarter. Q2 ‘21 productivity of 84 units per BD vs. Q4 ‘19 productivity of 65 units per BD. 33

Supply Growth Recent Q2 2021 wins underscore our value proposition with appealing aesthetics and deal economics 175 Units 66 Keys 179 Keys Mexico City Los Angeles Miami Insurgentes 235 Laguna Brisas Washington Park Expected Live Expected Live Expected Live Early 2022 Late 2021 Early 2022 Payback1 Payback Payback 3 months Instant 2 Months 34 (1) Payback period de?ned as the forecasted number of months it takes for a deal’s cumulative cash ?ow to turn positive based on Sonder’s internal underwriting process.

Prati Lungotevere, Rome Demand Generation Shruti Challa VP of Revenue 35

Demand Generation One-stop shop across various booking needs Our target guests utilize Sonder for a variety of accommodation needs, Varied length of stay (LOS) allowing us to maximize every day of the week Days before arrival (DBA) 36

Demand Generation We generate revenue from a diverse set of channels and are increasingly expanding our revenue generation capabilities Direct Other Demand Generation 3rd Party Distribution Channels Sonder.com & Sonder App Inbound / Outbound Sales Team Growth Marketing 37

Demand Generation

We have driven meaningful direct bookings growth, even with minimal marketing spend

~60% Direct bookings benchmark for US Hotels[1]

Increase in repeat bookings from 2019 to Dec. 2020 2x

~70% Of repeat bookings are direct[2]

Direct Bookings % of Booked Revenue


Pre-COVID
29%
Q2 2021
44%

Note: Pre-COVID period defined as February 2020. Direct revenue represents bookings through Sonder.com and the Sonder app and reflects revenue collected after discounts are applied.
(1) Source: Skift, Kalibri Labs as of EOY 2019. Direct bookings calculated as the sum of Hotel or Brand Website, Voice and Property Direct booking revenue.
(2) Repeat bookings from Q2 2020 through Q1 2021 that came directly through Sonder.com and the Sonder app.

Sonder

38

Demand Generation

We're building robust revenue generation capabilities to target new and optimize current sources of demand

Early 2020

(in response to the COVID-19 pandemic)

- Launched bootstrapped sales team
- Drove inbound and outbound sales efforts
- Initial performance marketing investment

Immediate wins:

>55%
Direct revenue Q2 - Q4 2020

14 day LOS[1] peak
In April 2020 due to extended stay push

Today

- Scaled sales team
- Led by former Americas Chief Commercial Officer of Radisson
- 50+ years of combined hospitality sales experience
- B2B sales efforts and GDS launch

Future

- Customer loyalty programs
- Ancillary revenue strategies
- Content and brand marketing
- Search engine optimization

Sonder

(1) Length of Stay (LOS). Sonder's extended stay initiative following the onset of the COVID-19 pandemic drove LOS up significantly to a peak of 14 nights in April 2020. For the month of May 2021, LOS decreased to six nights. Sonder expects its LOS to revert to historical averages of approximately five nights following full COVID-19 recovery, with a modest portion of long-term revenue still driven by extended stay bookings.

39

Demand Generation Our proprietary data insights enable us to optimize RevPAR and drive strong Occupancy Today Our Future ? Data Scientists Experienced Re?ne data science Revenue ? Engineers approach Management Product Managers ? Team ? Revenue Managers Optimize by customer segments Best-in-Class ? Proprietary technology and algorithms Revenue ? Customized for apartments and hotels Launch attribute-based Management Strategies ? Market-by-market approach pricing ? Calendar shu?ing 40

Demand Generation 2 Monthly RevPAR Sonder RevPAR Traditional Hotels RevPAR (Urban—Upper Through COVID, we showcased the resiliency of our business model Monthly Occupancy Rate Sonder OR Traditional Hotels OR (Urban—Upper Sonder RevPAR vs. 1.4x traditional hotels1 Sonder Occupancy 1.5x vs. traditional hotels1 Source: STR Note: “Traditional Hotels” represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR (a globally recognized resource for market data on the worldwide hospitality industry) based on each hotel brand’s Average Daily Rate for prior years. (1) Average for the three months ended 6/30/2021. (2) RevPAR (Revenue per Available Room) is a key metric that represents the average revenue earned per available night, and is calculated by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights). 41

Break The Beverly, Toronto 42

Operations Deeksha Hebbar Satyen Pandya VP of Operations CTO 43

Operations Traditional hospitality still relies on Concierge desk antiquated services Front desk Taxi stand 44

Sonder’s tech-enabled, contactless experience appeals to modern travelers Sonder’s guests gravitate towards: Self service Mobile phone savvy Beautifully designed spaces Third party services 45 Northpark, San Diego

Operations

Our technology and differentiated model enable us to reduce operating costs vs. traditional hotels[1] by as much as 50%


Operating costs
~50%
Illustrative Traditional Hotel
Sonder

Process automation

- Check-ins
- Requests
- Operations

Service efficiency

- Messaging, not calling
- Centralized contact center
- Self-serve & automation

3rd party amenities

- On-demand services
- Partnerships

(1) "Traditional Hotels" represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR (a globally recognized resource for market data on the worldwide hospitality industry) based on each hotel brand's Average Daily Rate for prior years.

Sonder
46

Operations We’ve built the operating system for hospitality, infusing technology into every facet of the business Supply Growth Building Openings Operations Supply Revenue Demand Chain / Forecasting Generation Onboarding Custom boundary drawn comps Powering our property onboardings and openings Pricing automation & calendar shu?ing Contextual data to better forecast revenue Warehouse & inventory management Room attribution algorithm Dispatch / Listing / Underwriting Customer Distribution Service Mapping visualization Distribution API integrations Housekeeping & quality assurance RevPAR triangulation Listing platforms Task platform 47

Operations Covent Garden, London South Loop, Chicago Our technology enables both our centralized and Streamlined supply chain Building openings on-the-ground Proprietary warehouse & inventory technology World class interiors and on-the-ground openings teams teams to work Curated design seamlessly as we Day to day operations In-house designers and partnerships scale Locally based service and housekeeping with Operational excellence proprietary software Central teams deploy scalable playbooks across portfolio 48

Operations Our in-house interiors team partners with external artists, architects, and furniture manufacturers to bring extraordinary spaces to life Featured in: 49

Future Francis Davidson Co-Founder & CEO Carrer de la Legalitat 10, Barcelona 50

Future We have multiple levers to drive continued growth In Process Medium Term Longer Term (Next 3 Years) (3-5 Years) (5+ Years) Global portfolio of 56K1 Expand to Asia and within Latin Franchise contracts for Sonder economically attractive units America technology, brand and distribution Accelerate the development of Transition to majority liability our proprietary technology light (revenue share / mixed leases) Hospitality SaaS—white label Drive down property-level Sonder technology for costs through automation and independent operators self-serve Diversify property types (resort / villas / residences) Drive up RevPAR capabilities through ancillary revenue, B2B, group and loyalty 51 (1) Re?ects 2024E forecasted EOY Live Units.

Future TODAY TOMORROW Largest scaled player in top 25 U.S. markets, expanding A Better Traveled World rapidly, pioneering a new consumer brand Casa Tonalá, Mexico We are the leader in a whole new category, not the challenger in an old one. We believe that the uniqueness in our experience and model positions us as the pioneer of a whole new category of stays. 52

Q2 Results & Raised 2021 Revenue Outlook Sanjay Banker President & CFO Kensington Gardens, London 53

Q2 Results & Raised 2021 Revenue Outlook

Rapid RevPAR recovery combined with Bookable Nights growth drove record Q2 2021 results...

Quarterly RevPAR


62%
of Q2'19 RevPAR
$98
$47
$77
$74
$77
$100
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

Quarterly Bookable Nights


428,435
399,698
345,989
384,657
411,387
473,393
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21

Sonder

Note: Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is able to generate revenue from these units. RevPAR (Revenue per Available Room) represents the average revenue earned per available night, and is calculated either by dividing Revenue by Bookable Nights or by multiplying Average Daily Rate by Occupancy Rate.

54

Q2 Results & Raised 2021 Revenue Outlook .and in Q2 2021 we achieved the highest single quarter Revenue in company history and we are continuing to see strong recovery in our markets as leisure travel rebounds Quarterly Revenue (M) Quarterly Adjusted Gross (Loss) Pro?t1 (M) (1) Adjusted Gross (Loss) Pro?t is de?ned as GAAP gross pro?t (loss) impacted by the GAAP rent to Landlord Payment adjustment, expressed in U.S. dollars. Landlord Payments represent the non-GAAP payments to real estate owners recognizing abatement at the time it is utilized (often at the commencement of a real estate contract), expressed in U.S. dollars. This recognizes the economic substance of the payment to real estate owners as re?ected in the real estate contract. 55

Q2 Results & Raised 2021 Revenue Outlook Raised 2021 Revenue Outlook $180M-$190M +4%-10% vs. initial outlook of $173M We are increasing our outlook for full year 2021 Revenue given exceptional RevPAR performance and rapid portfolio growth throughout the ?rst half of the year 56 Revival, Vancouver

Financial Overview Sanjay Banker President & CFO Gravier Place, New Orleans 57

Financial Overview

Financial highlights

Scaled business

$4.0B
2025E Revenue

~77K
2025E Ending Live Units

Rapid growth

103%
2020A - 2025E Revenue CAGR

77%
2020A - 2025E Live Unit CAGR

Outstanding unit economics

3 mo.
Average estimated payback period[1]

Capital and liability light

~90%
CapEx funded by landlords (current pipeline and recently contracted units)

19%
Current pipeline Revenue Share / Mixed Lease deals

Attractive margins

32%
Property Level Profit (PLP) Margin[2] (2025E)

Meaningful outperformance

1.4x
RevPAR vs. traditional hotels[3]

1.5x
Occupancy vs. traditional hotels[3]


University Park, Denver

Note: Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted. (1) Based on late stage pipeline deals in lease negotiation and LOI as of 12/31/2020. Payback period defined as the forecasted number of months it takes for a deal's cumulative cash flow to turn positive based on Sonder's internal underwriting process. (2) Property Level Profit (Loss) (PLP or PLL) is a non-GAAP financial measure that Sonder defines as GAAP gross profit (loss) (i) impacted by the GAAP rent to Landlord Payment adjustment, and (ii) less Property Level Costs, expressed in U.S. dollars. Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as variable costs directly associated with each of Sonder's buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. (3) Per STR (a globally recognized resource for market data on the worldwide hospitality industry), average for the three months ended 6/30/2021. "Traditional Hotels" represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR based on each hotel brand's Average Daily Rate for prior years. RevPAR (Revenue per Available Room) represents the average revenue earned per available night, and is calculated either by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights) or by multiplying Average Daily Rate by Occupancy Rate. Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is able to generate revenue from these units.

Sonder

58

Financial Overview

Economics of our business

				Key Drivers of Variability
Revenue	Bookable Nights	×	RevPAR [ADR × Occupancy]	Live Units; Units in Ramp; Market Mix; Product Mix; Seasonality
Adjusted Gross Profit	Revenue	—	Landlord Payments	Abatement; Deal Structure; Market Mix; Product Mix
Property Level Profit	Adjusted Gross Profit	—	Property Level Costs	Length of Stay; Channel Fees; Technological and Operational Improvements

Note: Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. RevPAR (Revenue per Available Room) is a key metric that represents the average revenue earned per available night, and is calculated either by dividing Revenue by Bookable Nights, or by multiplying Average Daily Rate by Occupancy Rate. Landlord Payments represent non-GAAP payments to real estate owners recognizing abatement at the time it is utilized (often at the commencement of a real estate contract), expressed in U.S. dollars. This recognizes the economic substance of the payment to real estate owners as reflected in the real estate contract (e.g., if a building's Takeover Date was January 1, 2019 and it had three months of abatement at the beginning of the real estate contract, the Landlord Payments for the building in the first quarter of 2019 would be $0). Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as variable costs directly associated with each of Sonder's buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs.

Sonder

59

Financial Overview

We have strong visibility into our near term Bookable Nights forecast

Bookable Nights (Initial Outlook[1])


~98%
of 2021E Bookable Nights from units already Live or Contracted
446K
1,018K
1,559K
2,052K
4,737K
9,510K
16,530K
24,267K
2018A
2019A
2020A
2021E
2022E
2023E
2024E
2025E

	2018A	2019A	2020A	2021E	2022E	2023E	2024E	2025E
Live Units (EOY)	1,724	4,550	4,489	8,133	18,572	34,889	55,654	77,234

Sonder

Note: Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights.
(1) Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted.

60

Financial Overview

We're conservatively forecasting RevPAR growth despite our conviction around pent-up demand and our ability to achieve planned revenue initiatives

RevPAR (Initial Outlook[1])

CBRE forecasts **+28%** 2020A-2025E RevPAR CAGR for traditional hotels[2],

while **Sonder conservatively** assumes **+17%** for the same period



RevPAR growth[3] split between
~80% market recovery and ~20% initiatives, including:
Improved revenue management
Loyalty and CRM
Ancillary revenue opportunities
Additional distribution channels
$153
2018A
$140
2019A
$74
2020A
Initial Outlook
$84
2021E
$129
2022E
$151
2023E
$159
2024E
$165
2025E

Note: RevPAR (Revenue per Available Room) represents the average revenue earned per available night, and is calculated either by dividing Revenue by Bookable Nights (the total number of nights available for stays across all Live Units; this excludes nights lost to full building closures greater than 30 nights), or by multiplying Average Daily Rate by Occupancy Rate. Live Units are defined as units which are available for guest bookings on Sonder.com, the Sonder app and other channels. Sonder pays rent (or utilizes prenegotiated abatement) and is able to generate revenue from these units. (1) Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted. (2) Per CBRE Upper Upscale US RevPAR forecast. "Traditional Hotels" represents Upper Upscale class of hotels in cities where Sonder operates. The Upper Upscale chain segment designation is determined by STR (a globally recognized resource for market data on the worldwide hospitality industry) based on each hotel brand's Average Daily Rate for prior years. (3) Sonder RevPAR growth driven by recovery from COVID-19 pandemic impact, inflationary growth and key initiatives such as demand driver optimization, revenue management improvements, increased channels, ancillary revenue opportunities, streamlined service delivery and improved inventory management.

Sonder 61

Financial Overview We’re confident in our strong revenue growth outlook driven by a combination of rapid supply aggregation, modest market recovery and RevPAR initiatives GAAP Revenue ($M, Initial Outlook1) 103% 2020A-2025E CAGR ~70% of 2022E revenue driven by units already live or contracted Initial Raised Outlook Outlook $173 $180-190 (1) Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted. 62

Financial Overview

Our current portfolio of already live and contracted units gives us high visibility into our 2022 revenue targets

2022E GAAP Revenue ($M)


~70%
of 2022E Revenue (before initiatives[1]) from units already live or contracted
$226
$159
$170
$56
$610
Live Units
Contracted Units
New Units
RevPAR Initiatives
2022E Revenue (Post-Initiatives)

Note: Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted. Live Units cohort represents units available for guest bookings on Sonder.com, the Sonder app and other channels in or by March 2021. Contracted Units cohort represents all units which have signed real estate contracts, but are not yet available for guests to book on or by March 2021. New Units cohort represents all forecasted unit signings after March 2021. Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. (1) Calculated as (Live Units + Contracted Units) / (Revenue - RevPar Initiatives).

Sonder



The Heid, Philadelphia

63

Financial Overview

We see a clear path to +30% Property Level Profit Margin via market recovery, improved post-COVID deal terms, scale economies and technology investments

Total Portfolio - Property Level Profit (Loss) Margin (%, Initial Outlook[1])


14%
(67%)
67%
7%
12%
32%
$40M
2022E PLP $
~$1.3B
2025E PLP $
Pre-COVID stabilized PLP %
COVID
Market recovery
Vintage shift to post-COVID signings
RevPAR & PLC initiatives
2025E PLP %

Note: Property Level Profit (Loss) (PLP or PLL) is a non-GAAP financial measure that Sonder defines as GAAP gross profit (loss) (i) impacted by the GAAP rent to Landlord Payment adjustment, and (ii) less Property Level Costs, expressed in U.S. dollars. Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as variable costs directly associated with each of Sonder's buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. Pre-COVID stabilized PLP based on December 2019 Unit Economics. (1) Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted.

Sonder
64

Financial Overview

Compelling "per night" unit economics drive robust annual economics...

Per Bookable Night[1] Assumptions 2025E	
Average Daily Rate $	$220
Occupancy %	75%
RevPAR	**$165**
Cost of Revenue	$77
Adjusted Gross Profit	**$88**
% Margin	*53%*
Property Level Costs[2]	$36
Property Level Profit	**$52**
% Margin	*32%*
Other Operating Expenses[3]	$18
Adj. EBITDA	**$34**
% Margin	*21%*

Annualized New Unit Assumptions 2025E

$60K
Revenue / Unit

$32K
Adj. Gross Profit / Unit

$19K
Property Level Profit / Unit

$3K
Sonder portion of Pre-Opening Costs (POC) per Unit

Owner-provided CapEx increases operating leverage as average Sonder funded POC drops from $13k to $3k

(1) Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. (2) Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as variable costs directly associated with each of Sonder's buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. (3) Other Operating Expenses is comprised of Research & Development, General & Administrative, Sales & Marketing, Operations, Pre-Opening Costs (POC) and Capex Allowance.

Sonder
65

Financial Overview

…which underscore our post-pandemic outlook on margin expansion

Initial Outlook[1] ($ in 000s, except RevPAR)	2020A	2021E	2022E	2023E	2024E	2025E
Live units (EOY)	4,489	8,133	18,572	34,889	55,654	77,234
Bookable Nights[2]	1,558,779	2,051,546	4,736,862	9,509,528	16,529,952	24,266,636
RevPAR	**$74**	**$84**	**$129**	**$151**	**$159**	**$165**
GAAP Revenue	**$115,678**	**$172,831**	**$610,450**	**$1,439,185**	**$2,633,829**	**$3,995,280**
YoY growth	*(19%)*	*49%*	*253%*	*136%*	*83%*	*52%*
Adjusted Gross Profit	**($16,400)**	**($3,567)**	**$209,298**	**$663,789**	**$1,349,344**	**$2,134,060**
Property Level Costs[3]	($41,251)	($62,817)	($168,840)	($356,087)	($572,826)	($871,136)
Property Level Profit	**($57,650)**	**($66,383)**	**$40,458**	**$307,701**	**$776,518**	**$1,262,924**
PLP margin %	*(50%)*	*(38%)*	*7%*	*21%*	*29%*	*32%*
Other Operating Expenses[4]	**($147,188)**	**($190,460)**	**($246,303)**	**($283,500)**	**($355,799)**	**($441,172)**
Adj. EBITDA	**($204,838)**	**($256,843)**	**($205,845)**	**$24,201**	**$420,720**	**$821,752**
Adj. EBITDA margin %	*(177%)*	*(149%)*	*(34%)*	*2%*	*16%*	*21%*

(1) Management has raised its FY 2021 Revenue outlook to $180-$190M vs. 173M from its financial forecast in April 2021. All figures presented here and in the Financial Overview section reflect the previously published full forecast from April 2021, which does not incorporate the raised FY 2021 Revenue outlook, unless otherwise noted. (2) Bookable Nights represent the total number of nights available for stays across all Live Units. This excludes nights lost to full building closures greater than 30 nights. (3) Property Level Costs (PLC) is a non-GAAP financial measure that Sonder defines as variable costs directly associated with each of Sonder's buildings, expressed in U.S. dollars. These costs include (i) channel fees paid to Online Travel Agencies (OTAs), (ii) customer service costs, (iii) laundry/consumables costs, (iv) maintenance costs, and (v) utilities & insurance costs. (4) Other Operating Expenses is comprised of Research & Development, General & Administrative, Sales & Marketing, Operations, Pre-Opening Costs (POC) and Capex Allowance.

Sonder
66

Appendix Hogg Palace, Houston 67

Appendix Audited GAAP 2019 & 2020 ?nancials and unaudited GAAP Q1 and Q2 2021 ?nancials ($ in 000s) 2019 2020 Q1 2021 Q2 2021 Revenue $142,910 $115,678 $31,558 $47,269 Cost of Revenue (less depreciation and ($124,866) ($136,995) ($39,205) ($43,745) amortization) Total Operating Expenses ($189,147) ($222,505) ($63,402) ($68,458) Operating Income (Loss) ($171,103) ($243,822) ($71,049) ($64,934) Other Income and Expenses ($7,146) ($6,171) ($7,469) ($8,945) Income (Loss) Before Provision of Income ($178,249) ($249,993) ($78,518) ($73,879) Taxes Provision for Income Taxes—($323) ($23) ($70) Net Income (Loss) ($178,249) ($250,316) ($78,541) ($73,949) 68 Note: 2021 GAAP ?nancials are preliminary and subject to change pending audit.

Appendix Annual non-GAAP reconciliation GAAP to Non-GAAP Bridges ($ in 000s) 2019 2020 GAAP Gross Profit (Loss) $18,044 ($21,317) GAAP rent to Landlord Payments adjustment $19,177 $4,916 Adjusted Gross Profit (Loss) $37,221 ($16,401) Property Level Costs ($33,666) ($41,261) Property Level Profit (Loss) $3,555 ($57,662) GAAP Net Loss ($178,249) ($250,316) Interest expense, net $1,133 $6,402 Provision for income taxes—$323 Depreciation and amortization $11,167 $16,969 EBITDA ($165,949) ($226,622) GAAP rent to Landlord Payments adjustment $19,177 $4,916 Stock-based compensation $3,380 $7,223 Other expenses (income), net $6,013 ($231) COVID-19 related offboardings—$9,875 FF&E allowance realized — Adjusted EBITDA ($137,379) ($204,839) 69 (1) Represents cash payments from real estate owners received for capital expenditure ?nancing.

Appendix

Quarterly non-GAAP reconciliation

GAAP to Non-GAAP Bridges ($ in 000s)

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021
GAAP Gross Profit (Loss)	**($5,045)**	**($9,546)**	**$1,964**	**($8,688)**	**($7,647)**	**$3,524**
GAAP rent to Landlord Payments adjustment	$1,267	$3,765	($5,693)	$5,578	$3,810	$3,188
Adjusted Gross Profit (Loss)	**($3,779)**	**($5,781)**	**($3,730)**	**($3,110)**	**($3,837)**	**$6,712**
Property Level Costs	($14,423)	($7,389)	($9,034)	($10,405)	($11,512)	($16,360)
Property Level Profit (Loss)	**($18,201)**	**($13,170)**	**($12,763)**	**($13,515)**	**($15,349)**	**($9,648)**
GAAP Net Loss	**($61,743)**	**($60,799)**	**($55,514)**	**($72,259)**	**($78,541)**	**($73,949)**
Interest expense, net	$1,507	$1,669	$1,659	$1,567	$3,827	$12,522
Provision for income taxes	-	$3	$11	$309	$23	$70
Depreciation and amortization	$4,152	$4,206	$4,269	$4,342	$4,119	$4,213
EBITDA	**($56,083)**	**($54,921)**	**($49,576)**	**($66,041)**	**($70,572)**	**($57,144)**
GAAP rent to Landlord Payments adjustment	$1,267	$3,765	($5,693)	$5,578	$3,811	$3,188
Stock-based compensation	$3,067	$1,742	$1,019	$1,394	$14,153	$2,448
Other expenses (income), net	($10,993)	$4,862	$1,648	$4,252	$3,642	($3,577)
COVID-19 related offboardings	-	$3,507	$5,011	$1,358	-	-
FF&E allowance realized	-	-	-	-	$531	$475
Adjusted EBITDA	**($62,743)**	**($41,045)**	**($47,591)**	**($53,459)**	**($48,435)**	**($54,610)**

Note: 2021 GAAP financials are preliminary and subject to change pending audit. (1) Represents cash payments from real estate owners received for capital expenditure financing.

Sonder

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Appendix Sonder Guest Demo Recorded Transcript The Sonder app is the lobby on your phone, with everything you need to have a great stay. When you arrive, your access codes will be front and center. There’s no front desk, so just enter the code and you’re in. You’ll get a warm welcome the minute you open the door. Put your bags down, and automatically connect your phone to the free, high-speed wi?. If you need to leave a bit later, you can change your checkout time with just a few taps. Now that you’re settled, it’s time to explore. Use the neighborhood section to ?nd a co?ee shop or a restaurant nearby. Whether you’re staying for a day or over a month, the Sonder app has everything you need to feel at home from the moment you arrive. 71